Exhibit 10.1

THERACOUR-NANOVIRICIDES ADDITIONAL LICENSE AGREEMENT

This License Agreement (the "Agreement") is made between TheraCour Pharma, Inc. a Connecticut corporation (collectively referred to as "TheraCour" or “Theracour”) and NanoViricides, Inc., a Nevada corporation ("Nano").

BACKGROUND

1.           TheraCour is engaged in a long-term effort for the research, development and commercialization of certain proprietary drug delivery and targeting technologies, including but not limited to the type falling within the scope of its patent applications, patents, and proprietary products licensed under this Agreement. TheraCour is entering into this Agreement, in furtherance of such research, development, and commercialization of its drug delivery and targeting technologies.

2.           Nano desires to obtain a license for specific products, to be developed, under such patents, and patent applications and/or proprietary technologies, to make, have made, use and sell pharmaceuticals for certain viral diseases, and subject to certain field, format and other limitations more specifically set forth below, and TheraCour is willing to grant such a license pursuant to the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the above provisions and the mutual covenants contained herein, the parties agree as follows:

1.            Definitions

The following defined terms shall have the meanings set forth below (with derivative forms being interpreted accordingly):

1.1           "Affiliate" shall mean:

1.1.1
any entity that directly or indirectly controls, is controlled by, or is under common control with another entity, and for such purpose "control" shall mean (a) the possession, direct or indirect, of more than 50 percent of the voting power or beneficial interest in the entity, whether through ownership of voting securities, by contract or otherwise, or (b) having the power to govern the financial or operating policies or to appoint the management of the controlled organization, or by (c) contractual or other means, the right to participate with, control, direct or otherwise act in concert or derive any benefit from the activities of such entity.

1.1.2	any entity that directly or indirectly has a minority stock interest in the other entity .

1.2           "Calendar Year" shall mean the twelve (12) month period beginning January 1 and ending December 31 in the same year.

1.3           "Effective Date" shall mean the date this Agreement is executed by the latest signing party.

1.4           ''End User" shall mean a person or entity whose use of Licensed Product results in its consumption, destruction, or loss of activity (in each case, whether whole or partial).

1.5           "FDA" shall mean the U.S. Food and Drug Administration and any successor .thereto.

1.6           "Licensed Product" shall mean any product the manufacture, use or sale of which product would, in the absence of the license granted to Nano hereunder, infringe a Valid Patent Claim, Patent Application or a Proprietary Claim covering such manufacture, use or sale in any of the countries of manufacture, use or sale for the following viral diseases set forth in the License Grant below.

1.7           "Licensed Patent" shall mean a claim in a patent or patent application listed in Exhibit A or that is entitled to the priority of a patent, patent application, or provisional patent application listed in Exhibit A, or that is entitled as a claim in a subsequent patent application derived from subject matter that is further refinement of or substantially inherited from or disclosed in a patent or patent application or provisional patent application listed in Exhibit A, including claims in any divisions, extensions, renewals, reissues, re-examination certificates and continuations of such patents, patent applications, and provisional patent applications. If a priority claim is abandoned or lost for any reason including applicable regulatory or legal time limitations, nevertheless the patent or patent claim that would be eligible for (i) claiming priority without consideration of any such time limitations imposed by law, or (ii) exhibiting dependence as derivative from a patent or patent application or provisional patent application listed in Exhibit A shall be considered a “Licensed Patent” in this Agreement.

1.8           "Ship", "Shipped" or "Shipment" shall mean the delivery of any unit of Licensed Product by Nano to a third party for any commercial purpose, except (i) any unit of Licensed Product for which said third party receives an actual credit for goods damaged during transit, warranty replacement (excluding expired goods) and product recalls, (ii) any unit delivered without charge solely for purposes of preclinical or clinical trials that are required for regulatory approval in that country and that are conducted prior to the first regulatory approval of the affected product in that country, and (iii) any unit delivered as free samples for customer evaluation, up to the maximum number of units permitted for such purpose.

1.9           "Territory" shall mean all countries of the world.

1.10          "Third Party" shall mean any person or entity other than TheraCour and Nano or any of their respective Affiliates.

1.11          "Valid Patent Claim" shall mean a claim in any issued or granted, unexpired patent, or in any patent application or provisional patent application, that is included in Licensed Products, which claim has not been held unpatentable, invalid or unenforceable by a non-appealed or unappealable decision by a court or other appropriate body of competent jurisdiction, or lapsed, become abandoned or expired. If a pending Valid Patent Claim ceases to be a Valid Patent Claim because it has gone abandoned, but such pending claim is later revived, then once it ceases to be abandoned, it shall again qualify as a Valid Patent Claim. Where elsewhere in this Agreement the phrase "would infringe a Valid Claim" or similar terminology is used, pending Valid Patent Claims shall be evaluated as if issued in the country in which such pending Valid Patent Claims are pending.

1.12          “Proprietary Claim" shall mean a claim regarding proprietary technologies or confidential information owned by TheraCour, that is included in or used in the. research, development, manufacture, packaging, or use of Licensed Products.

1.13          "Claim" shall mean a Valid Patent Claim or a Proprietary Claim as defined above.

2.              License Grant. TheraCour hereby grants to Nano a limited, non-transferable. exclusive license for the use, sale. or offer of sale of the Licensed Product(s) in the Territory.

2.1           Licensed Products.  The products herein licensed shall include all drugs developed by TheraCour, for payment by Nano of Costs, Development Fees, Royalties and other consideration as outlined below, for the treatment of the following human viral diseases: Dengue Fever type I,II,III & IV; Japanese Encephalitis; West Nile Virus; Ebola/Marburg; Adenoviral Conjuntivitis/Keratitis; and Ocular Indications of Herpes Simplex Type 1 & 2 .. The term "virus" shall include all currently medically recognized human viral strains identified for the specified viruses.

2.2           Additional Licensed Products:   TheraCour may, but has no obligation to, license additional developmental products for treatment of additional viral diseases to Nano, after Nano has developed and commercialized at least one drug candidate.

2.3           TheraCour retains the exclusive right to develop and manufacture the aforesaid drugs. As to any Licensed Product, TheraCour agrees that it will manufacture such drug exclusively for Nano, and unless such license is terminated, will not manufacture such product for its own sake or for others. Nano agrees that TheraCour shall automatically have a license to employ Nano’s proprietary or patented technologies or other know how for the purpose of manufacturing the drug as may be required without payment of any consideration therefore, whether cash or non-cash considerations, irrespective of whether such consideration is with or without monetary value.

3.             Licensing Fees. Development Fees and Royalties.

In consideration of TheraCour granting Nano the license herein, Nano agrees to pay TheraCour the following licensing fees, development fees and royalties.

3.1           Upon execution, a licensing fee of 7 million shares of NanoViricides, Inc. Series A convertible Preferred Stock, the rights of which are set forth in the Certificate of Designation attached hereto.

3.2           Development Fee. TheraCour shall be the sole developer of all Licensed Products. TheraCour shall charge all of its costs, direct costs (as hereinafter defined), as well as indirect costs, plus a fee equal to thirty (30%) percent of such direct costs. To the extent not paid pursuant to prior license agreements, Nano shall further pay to TheraCour a monthly laboratory facilities fee of $25,000.00. In consideration of such fee, TheraCour shall use all the nano-materials and chemicals in its existing inventory in the development of the licensed product(s) as required. The above shall constitute the Development Fee to be paid to TheraCour.

3.2.1         Advance Payments. TheraCour may request, and Nano agrees to provide, an advance payment equal to two months of estimated future development costs, as pursuant to prior agreements.

3.3           Direct Costs. Direct Costs shall include all salaries and wages including all payroll taxes, Workers Compensation premiums, employee benefits, consultants providing services directly related to the development of the licensed product(s), lab supplies and chemicals, and reasonable and customary charges for items such as future hazardous materials disposal according to local law and regulations. The costs may also include the costs for protection of all intellectual property rights related to the development. Any other costs incurred during the conduct of the development project will also be charged as development costs. In addition, to the extent not paid pursuant to prior agreements, the following monthly amounts of expenses may be billed with no need for a voucher: Office Supplies ($500); Travel and Entertainment ($500); External Consultants ($500); and Miscellaneous Expenses ($500) as pursuant to prior agreement and not in addition. Such Development fees shall be due and payable in periodic installments as billed, along with advance payments as requested. Salaries paid to Dr. Anil Diwan and Dr. Jayant Tatake shall not be included as Development Costs, but such salaries, benefits and other payments shall be reimbursed in full by Nano.

3.4           Royalties. Nano shall pay to TheraCour a royalty of 15% on its net sales and other revenue proceeds of Licensed Products. Net sales are defined as Sales at gross invoice amounts less any adjustments for returns, allowances, or discounts taken against the sales and no other adjustments. Other Revenue Proceeds include all revenues or consideration generated as a result of the development of Licensed Products or from further licensing by Nano of any rights resulting from the Licensed Products or Technologies. Both Net Sales and Other Revenue Proceeds shall include cash as well as non-cash considerations, irrespective of whether such consideration is with or without monetary value.

3.4           Nano shall make its best efforts to market and commercialize any Licensed Product that is approved for marketing or sales in a region of the Territory.

(i).
If Nano determines not to proceed to do so, then Nano shall promptly notify TheraCour as such and TheraCour subsequently shall have all rights to such Product including right to market the product or license it to other parties provided that TheraCour arranges to pay back the amounts financed by Nano for the said product.

(ii).
If Nano fails to market an approved product within a reasonable period of time, then TheraCour shall have the right to buy back the rights to the said product by arranging to repay the costs financed by Nano for the said product.

3.5           If Nano decides to terminate the development of any Licensed Product at any stage, all rights provided to Nano for said product shall reinvest in TheraCour. TheraCour may declare that Nano has terminated the development of a Licensed Product by giving a 90 days notice cure (the "Cure period") to Nano if Nano fails to or refuses to (a) pay the licensing fees in a timely manner, (b) pay the development costs (including advance payments as specified above) of any Licensed Product in a timely manner, (c) pay royalties and development costs when due, or (d) market, sell and/or commercialize the licensed product(s) as agreed to. Upon the expiration of the cure period the licenses granted herein for such licensed product are cancelled and void.

3.6           Records: Reports. Nano shall keep complete and accurate records of the Shipment of Licensed Products hereunder and other revenue proceeds related to the Licensed Products hereunder for no less than five (5) years after the time period to which they relate. Nano shall within 60 days following the end of each calendar quarter deliver to TheraCour a written report for such period setting forth the product Shipped, the number of units delivered for preclinical or clinical study purposes or provided as free samples pursuant to this Agreement and setting forth the royalties accrued during such period, (specifying with respect to the quantity of each Licensed Product for sale and other revenue proceeds).

3.7           Audits. TheraCour shall have the right to have an independent certified public accounting firm reasonably acceptable to Nano (such acceptance not to be unreasonably withheld, delayed or conditioned) audit Nano's Licensed Product-related records. Nano shall permit such firm access to Nano's records during reasonable business hours for the purpose of verifying the royalties as provided for in this Agreement, but no more frequently than once per year. Such firm shall agree to keep all information received strictly confidential and will provide to TheraCour only the information necessary to verify the royalty calculations.  If any such audit results in a change upward in any royalty payment Nano shall pay such additional amount, with compound interest. If such additional amount exceeds 5%, Nano shall additionally pay the costs of such audit promptly.

3.8           Upon termination of this agreement for any cause, Nano shall duly account to TheraCour and shall transfer to TheraCour all rights that it may possess in contracts, sub-licenses, letters patent, inventions, trade names, and trademarks, relating to the Licensed Product(s).

4.             Payment.

4.1           Currency: Payment Timing. Except to the extent provided under Paragraph 3.1, payment of royalties under this Agreement shall be in U.S. Dollars and made within 30 days following the end of each calendar quarter for royalties accrued during such period in accordance with Article 3.

4.2           Transfers. All payments of cash value under this Agreement shall be made by bank wire transfer to the bank account designated, in writing, by TheraCour and which shall be authorized to accept payment on behalf of TheraCour. Any late payments shall bear interest monthly at the lesser of (i) two percent (2%) more than the prime rate then in effect of Chase Manhattan Bank, New York, New York (or any successor to Chase, or if Chase ceases to quote such rate and does not have a successor entity a comparable bank), or (ii) the maximum rate permitted by applicable law.

5.             Representations and Warranties

5.1           Representations and Warranties. Theracour and Nano each represent and warrant to the other that they have the full right and power to enter into this Agreement and grant the licenses that such parties are granting as set forth in this Agreement.

5.2.           Disclaimer. EXCEPT AS SPECIFICALLY SET FORTH IN PARAGRAPH 5.1 HEREIN, NO PARTY MAKES ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, ARISING BY LAW OR OTHERWISE, INCLUDING, BUT NOT LIMITED TO, IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. IN NO EVENT WILL ANY PARTY LICENSING TECHNOLOGY TO THE OTHER PARTY HAVE, AS A RESULT OF SUCH LICENSE, ANY OBLIGATION OR LIABILITY ARISING FROM TORT, OR FOR LOSS OF REVENUE OR PROFIT, OR FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES.

In particular, with no limitation implied, nothing in this Agreement will be construed as:

1) A warranty or representation as to the validity or scope of any of the Licensed Products, Patents or Patent Applications;

2) A warranty or representation that anything made, used, sold, or otherwise disposed of under the licenses granted in this Agreement is or will be free from infringement of patents of third parties;

3) An obligation to or for the licensing parties to bring or prosecute actions or suits against third parties for Licensed Patent infringement or a right for the Licensed Party to do so;

4) Conferring the right to use in advertising, publicity, or otherwise any trademark, trade name, or any contraction, abbreviation, simulation, or adaptation thereof, of another party except to the extent of the licenses herein granted; or

5) Except as otherwise provided herein, conferring by implication, estoppel, or otherwise, any license or rights under any patents other than as to the Licensed Products, or any license under any other property rights, such as know-how, clinical data, trademarks or trade names.

6.             Term. Termination

6.1           Term. This Agreement is in force and effect on and as of the Effective Date, and shall continue in effect until the expiration of the last to expire of the Patents underlying the Licensed Products ("last expiration date"), unless earlier terminated as provided herein. If at said last expiration date, Nano continues to use any proprietary technologies developed by TheraCour for any of the Licensed Products, then this agreement will continue to remain in force as long as Nano continues to use such proprietary technologies of TheraCour.

6.2           Termination.

6.2.1
The licenses granted to Nano hereunder may be terminated by TheraCour upon written notice to Nano in case of (a) the institution by or against Nano of insolvency, receivership or bankruptcy proceedings or any other proceedings for the settlement of Nano's debts; (b) Nano's making a general assignment for the benefit of its creditors; (c) Nano's dissolution; (d) Nano's cessation of business for a period of ninety (90) days or more; or (e) Nano or any of its Affiliates voluntarily acting or assisting others to challenge or invalidate the Licensed Patents in any opposition, declaratory judgment or other proceedings.

6.2.2
Nano may terminate this Agreement on 90 days notice to TheraCour, providing it pays to said parties all monies due and owing as of the date of such notice to terminate, and further providing that it ceases all sales of Licensed Products and destroys all stocks of product not otherwise shipped and transfers all related documentation to TheraCour.

6.2.3	All rights to the Licensed Products and technologies shall revert to TheraCour upon termination of the Agreement.

6.3           Non-Waiver. Failure to terminate this Agreement following a material breach or failure to comply with this Agreement shall not constitute a waiver of a party's defenses, rights or causes of action arising from such or any future breach or noncompliance.

6.4           Survival. Articles 7 and 8 shall survive any and all expirations and terminations of this Agreement.

7.             Confidential Information

From time to time during the term of this Agreement, TheraCour, on the one hand, and Nano, on the other, may provide to each other information concerning patents, patent applications, license agreements and other confidential or proprietary information related to this Agreement and the Licensed Products (the "Information"). Each party receiving such Information (the ''Receiving Party") shall during the term of this Agreement and for a period of ten (10) years after termination hereof: (i) maintain the Information in confidence; (ii) not disclose the Information or any portion or copy of it to any third party; and (iii) not use the Information or any portion or copy of it for any purpose not directly related to performance of its obligations under this Agreement. The obligations of this Section shall not apply to any Information which is at the time of disclosure or thereafter becomes generally known to the public by means other than a breach of a duty by the Receiving Party or a breach of this Agreement. The Receiving Party shall disclose the Information only to those officers, employees and agents bound by similar terms of confidentiality to those imposed on the Receiving Party hereunder. Upon termination of this Agreement for any reason, the Receiving Party shall return all Information and copies thereof. The Receiving Party may disclose Information if required to comply with law or court order; provided, however, that it provides the Disclosing Party with advance notice of the required disclosure and all reasonable assistance to seek confidential treatment or a protective order.

8.              Miscellaneous

8.1           Severability: Compliance with Law. In performing this Agreement, the parties shall comply with all applicable laws. Nothing in this Agreement shall be construed so as to require the violation of any law, and wherever there is any conflict between any provision of this Agreement and any law, the law shall prevail and the provision shall be appropriately adjusted, but in such event the affected provision of this Agreement shall be adjusted only to the extent necessary to bring it within the applicable law and accomplish the intent of the parties.

8.2           Notices. Any notice, report, demand or other communication required or permitted to be given by this Agreement shall be in writing in English, and shall be given by facsimile and by postpaid, first class, registered or certified mail addressed as set forth below unless changed by notice so given:

For TheraCour:	For Nano:
TheraCour Pharma, Inc.	NanoViricides, Inc.
135 Wood Street, Ste. 200	135 Wood Street, Ste. 205
West Haven, CT 06516, U.S.A.	West Haven, CT 06516, U.S.A.
Attn: Chief Executive Officer	Attn: Chief Executive Officer
cc: General Counsel	cc: General Counsel.

8.3           Force Majeure. No party to this Agreement shall be liable for delay or failure in the performance of any of its obligations hereunder if such delay or failure is due to causes beyond its reasonable control or ability to plan for, including, without limitation, acts of God, fires, earthquakes, strikes and labor disputes, acts of war, civil unrest or intervention of any governmental authority, but any such delay or failure shall be remedied by such party as soon as is reasonably possible, and if such delay or failure last for more than ninety (90) days, the other party or parties shall be entitled to terminate this Agreement.

8.4           Assignments. Nano may not assign its rights and obligations under this Agreement without the written consent of the other parties hereto. Without limiting the generality of the foregoing, this Agreement shall inure to the benefit of and be binding on the permitted assigns, Affiliates and subsidiaries of the parties.

8.5           No Third Party Beneficiaries. This Agreement is entered into solely for the benefit of the parties hereto, and the provisions of this Agreement shall be for the sole and exclusive benefit of such parties. Nothing herein contained will be deemed to create any third party beneficiaries or confer any benefit or rights on or to any person not a party hereto, and no person not a party hereto shall be entitled to enforce any provisions hereof or exercise any rights hereunder.

8.6           Waivers and Modifications. The failure of any party to insist on the performance of any obligation hereunder shall not act as a waiver of such obligation. No waiver, modification, release or amendment of any obligation under this Agreement shall be valid or effective unless in writing and signed by duly authorized officers of each party hereto.

8.7           Choice of Law. This Agreement is subject to and shall be construed and enforced in accordance with the laws of the state of New York, with giving effect to any conflict of law principles that would apply the law of another jurisdiction.

8.8           Dispute Resolution.

8.8.1
Any controversy or claim arising out of or relating to this Agreement or the validity, inducement, or breach thereof, shall be settled by arbitration before a single arbitrator in accordance with the commercial Arbitration Rules of the American Arbitration Association ("AAA") then pertaining, except where those rules conflict with this provision, in which case this provision controls. The parties hereby consent to the personal jurisdiction of the Federal District Court for the Southern District of New York (and to the extent that federal subject matter jurisdiction is lacking, to New York state courts within such Southern District) for the enforcement of these provisions and the entry of judgment on any award rendered hereunder. Should such court for any reason lack jurisdiction, any court with jurisdiction shall enforce this clause and enter judgment on any award. The arbitrator shall be an attorney specializing in business litigation who has at least 15 years of experience with a law firm of over 25 lawyers or was a judge of a court of general jurisdiction. The arbitration shall be held in Manhattan and the arbitrator shall apply the substantive law of the State of New York, except that the interpretation and enforcement of this arbitration provision shall be governed by the Federal Arbitration Act. Within 30 days of initiation of arbitration, the parties shall reach agreement upon and thereafter follow procedures assuring that the arbitration will be concluded and the award rendered within no more than six months from the selection of the arbitrator. Failing such agreement, the AAA will design and the parties will follow such procedures. Each party has the right before or during the arbitration to seek and obtain from the appropriate court provisional remedies such as attachment, preliminary injunction, replevin, etc, to avoid irreparable harm, maintain the status quo or preserve the subject matter of the arbitration. THE ARBITRATOR SHALL NOT AWARD ANY PARTY PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES, AND EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT TO SEEK. SUCH DAMAGES.

8.8.2
Nothing in this Section 8.8 shall be deemed to preclude a party from bringing suit against the other party in a court of competent jurisdiction to enforce, or enjoin infringement of, such party's intellectual property rights.

8.9           Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

8.10          Entire Agreement. This Agreement constitutes the entire agreement between the parties as to the subject matter hereof, and all prior negotiations, representations, agreements and understandings are merged into, extinguished by and completely expressed by this Agreement.

8.11          Draftsmanship. This Agreement has been jointly prepared by the parties and shall not be strictly construed against any of them.

8.12         Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have duly executed this Agreement on the date(s) written below.

TheraCour Pharma, Inc.	NanoViricides, Inc.

By: /s/ Anil Diwan	By: /s/ Eugene Seymour
Name: Anil R. Diwan. Ph.D.	Name: Eugene Seymour, M.D.
Title: Chief Executive Officer	Title: Chief Executive Officer
Date: February 15, 2010	Date: February 15, 2010

EXHIBIT A

LICENSED PATENTS AND PATENT APPLICATIONS

1.
"SOLUBILIZATION AND TARGETED DELIVERY OF DRUGS WITH SELF-ASSEMBLING AMPHIPHILIC POLYMERS," as described in an Application for Letters Patent of the Unites States of America, Application No. PCT/US2006/001820, filed January 19, 2006.

2.	"AMPHIPHILIC POLYMERIC MATERIALS," as described in Letters Patent of the United States of America, Serial No. US 6,521,736, filed February 18, 2003.

3.	“SELF-ASSEMBLING AMPHIPHILIC POLYMERS AS ANTIVIRAL AGENTS,” as described in an Application for Letters Patent of the Unites States of America, Application No. PCT/US07/01607, filed January 19, 2007.

EXHIBIT B

CERTIFICATE OF DESIGNATION